LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE

STUART REED, ESQUIRE

WWW.LEGALANDCOMPLIANCE.COM

DIRECT E-MAIL:

        LANTHONY@LEGALANDCOMPLIANCE.COM

January 16, 2007

VIA ELECTRONIC FILING

ON EDGAR SYSTEM

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attn:  Yolanda Crittendon, Staff Accountant

RE:

Infe-Human Resources, Inc.

Form 8-K

Filed November 7, 2006

File No. 000-50374

Dear Ms. Crittendon:

Please be advised that this firm serves as counsel to Infe Human Resources, Inc. (the “Company”). We are in receipt of your correspondence dated November 14, 2006 regarding the Form 8-K filed on November 7, 2006.  We hereby request an additional extension of time in which to respond to comment 4 of such correspondence, through and including February 16, 2007.

We appreciate your consideration.  If you have any questions in the meantime, do not hesitate to contact the undersigned.

Legal & Compliance, LLC

By:__/s/ Laura Anthony______

Laura Anthony, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH